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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

PERFICIENT, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
71375U101
(CUSIP Number)
March 24, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	71375U101

1	NAMES OF REPORTING PERSONS Atlas Advantage Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		1,551,431

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,551,431

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,551,431

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	71375U101

1	NAMES OF REPORTING PERSONS Atlas Capital ID Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		8,921

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,921

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,921

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	71375U101

1	NAMES OF REPORTING PERSONS Atlas Capital Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		143,949

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		143,949

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	143,949

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	71375U101

1	NAMES OF REPORTING PERSONS Atlas Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		1,704,301

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,704,301

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,704,301

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA

CUSIP No.	71375U101

1	NAMES OF REPORTING PERSONS RHA, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		1,704,301

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,704,301

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,704,301

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	71375U101

1	NAMES OF REPORTING PERSONS Robert H. Alpert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,704,301

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,704,301

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,704,301

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.
(a)	Name of Issuer

PERFICIENT, INC.

(b)	Address of Issuer’s Principal Executive Offices

1120 South Capital of Texas Highway, Building 3, Suite 220, Austin, Texas 78746

Item 2.
(a)	Name of Person Filing
                This statement is jointly filed by and on behalf of: (i) Atlas Advantage Master Fund, L.P. (“Advantage Fund”); (ii) Atlas Capital ID Fund, L.P. (“ID Fund”); (iii) Atlas Capital Master Fund, L.P. (“Master Fund”); (iv) Atlas Capital Management, L.P. (“Atlas Management”); (v) RHA, Inc. (“RHA”); and (vi) Robert H. Alpert. Advantage Fund, ID Fund and Master Fund may be referred to herein, each, as an “Atlas Fund” and, collectively, as the “Atlas Funds.”
                Atlas Management is the general partner of, and serves as an investment adviser to, Master Fund and ID Fund. Atlas Management acts as an investment adviser to Advantage Fund. Because of the relationships described herein, Atlas Management may be deemed to have or share voting and/or investment (including dispositive) power with respect to shares of common stock of the issuer (“Shares”) owned and/or held by or for the account or benefit of each Atlas Fund.
                RHA is the general partner of Atlas Management. Because of the relationships described herein, RHA may be deemed to have or share voting and/or investment (including dispositive) power with respect to Shares owned and/or held by or for the account or benefit of Atlas Management.
                Mr. Alpert is the President and sole director of RHA. Because of the relationships described herein, Mr. Alpert may be deemed to have or share voting and/or investment (including dispositive) power with respect to Shares owned and/or held by or for the account or benefit of RHA.
                Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.
                Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
(b)	Address of Principal Business Office or, if none, Residence
                The address of the principal business office of each of the reporting persons is 100 Crescent Court, Suite 880, Dallas, Texas 75201.
(c)	Citizenship
                See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock, $0.001 par value per share, of Perficient, Inc.

(e)	CUSIP Number

71375U101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
(a)	Amount beneficially owned:

See Item 9 on the cover page(s) hereto.

(b)	Percent of class:

See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
     Each Atlas Fund may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned and/or held by or for the account or benefit of such Atlas Fund. Each Atlas Fund is identified in Item 2 of this statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 9.	Notice of Dissolution of Group
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 10.	Certifications
     (a) Not Applicable
     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atlas Advantage Master Fund, L.P.
By:	Atlas Capital Management, L.P., its Investment Adviser
By:	RHA, Inc., its General Partner

By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President
	Date:	April 2, 2008

Atlas Capital ID Fund, L.P.
By:	Atlas Capital Management, L.P., its General Partner
By:	RHA, Inc., its General Partner

By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President
	Date:	April 2, 2008

Atlas Capital Master Fund, L.P.
By:	Atlas Capital Management, L.P., its General Partner
By:	RHA, Inc., its General Partner

By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President
	Date:	April 2, 2008

Atlas Capital Management, L.P.
By:	RHA, Inc., its General Partner

By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President
	Date:	April 2, 2008

RHA, Inc.
By:	/s/ Robert H. Alpert
	Name:	Robert H. Alpert
	Title:	President
	Date:	April 2, 2008

Robert H. Alpert
By:	/s/ Robert H. Alpert
	Date:	April 2, 2008

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit
99.1	Joint Filing Agreement dated April 2, 2008 among Atlas Advantage Master Fund, L.P., Atlas Capital ID Fund, L.P., Atlas Capital Master Fund, L.P., Atlas Capital Management, L.P., RHA, Inc., and Robert H. Alpert.